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                             September 19, 2022

       Brian A. Valentine
       Chief Financial Officer
       Andersons, Inc.
       1947 Briarfield Boulevard
       Maumee, OH 43537

                                                        Re: Andersons, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K dated
August 2, 2022
                                                            File No. 000-20557

       Dear Mr. Valentine:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis and Results of Operations, page 19

   1. Your operating results comparison of 2021 with 2020 identifies multiple factors for material changes in
revenues and expenses for each of your segments without quantifying the impact of each.
Please quantify the change for each of the factors that you cite. Refer to Item 303(b) of
Regulation S-K.
       Form 8-K dated August 2, 2022

       Second Quarter Highlights

   2.                                                   You present the
pretax income attributable to the company    and    adjusted pretax income
                                                        (loss) attributable to
the company   , non-GAAP measures, in the tabular disclosure under
                                                        the    Second Quarter
Highlights    without presenting their most directly comparable GAAP
                                                        measure. Please revise
your disclosure to ensure the presentation of the most directly
 Brian A. Valentine
Andersons, Inc.
September 19, 2022
Page 2
         comparable GAAP measures with equal or greater prominence to your non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
102.10 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Second Quarter Segment Overview
Renewables Generates Record Q2 Earnings of $45.9 million on Strong Margins; Co-Product
Values and Merchandising Remain Strong

3. The Renewable segment reported pretax income attributable to the company appears to be a non-GAAP measure. Please revise your disclosure to discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
Adjusted Net Income Attributable to The Andersons, Inc.

4. Please expand your disclosure to clarify how you determined the income tax impact of adjustments in calculating the adjusted net income from continuing operations attributable to The Andersons, Inc. Refer to Question 102.11 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations.
Trailing Twelve Months of EBITDA and Adjusted EBITDA

5. The EBITDA and adjusted EBITDA non-GAAP measures presented in this section appear
FirstName LastNameBrian A. Valentine
       to be EBITDA from continuing operations and adjusted EBITDA from continuing
Comapany    NameAndersons,
       operations.           Inc.the titles to better describe the nature of
these non-GAAP
                   Please revise
       measures.
September  19, 2022 Page 2
FirstName LastName
 Brian A. Valentine
FirstName
Andersons,LastNameBrian   A. Valentine
           Inc.
Comapany 19,
September NameAndersons,
              2022         Inc.
September
Page 3    19, 2022 Page 3
FirstName LastName
Cash from Operations Before Working Capital Changes

6.       Please disclose your purpose for presenting the adjustment for changes in CARES Act
         tax refund receivable    in the cash from operations before working
capital changes
         reconciliation. Please also disclose the most directly comparable GAAP measure with equal or greater prominence wherever the cash from operations before working capital changes is disclosed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10
         of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services